UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 2nd 2020

GAL Note N ° 127/20

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS S.A.

Argentine Stock Exchange

Sarmiento 299

Ref: Edenor S.A. – Material Fact. Integration of the Auditing Committee

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”) in compliance with article 15, Section V, Chapter III, Title II of the Argentine National Securities Commission’s regulation, in order to inform that the Board of Directors of the Company yesterday resolved in its meeting, as a consequence of Mr. Gustavo Jorge Capatti’s license to his position as Titular Director, to unanimously appoint Mr. Director Carlos Perez Bello as a member of the Audit Committee, which is made up of the following: Carlos Perez Bello, Carlos Alberto Iglesias and Diego Leandro Rozengardt.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5507 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: October 2, 2020